FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

March 29, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is March 29, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer announces that additional drilling at the Picale Target at the Baja Iron Oxide Copper-Gold (IOCG) district, Mexico, has intersected additional high-grade copper mineralization.

Item 5.	Full Description of Material Change

The Issuer announces that additional drilling at the Picale Target, Baja Iron Oxide Copper-Gold (IOCG) district, Mexico, has intersected additional high-grade copper mineralization.

During the first quarter of 2006, the Issuer completed an additional 700 meters of diamond drilling in six boreholes in order to test the geophysical anomaly subjacent to the discovery borehole 05-PC-03.  Drilling to date indicates good to excellent manto continuity and the presence of very attractive copper accumulations.  To date only a very minor portion of the 6-kilometre strike length manto horizon has been tested

Phase I drill testing in late 2005 by the Issuer on behalf of exploration partner Anglo American successfully intersected significant hypogene copper mineralization associated with a flat-lying magnetite manto at the Picale target:

Borehole 05-PC-03 intersected 6.5m of massive to semi-massive magnetite – chalcopyrite mineralization that graded 4% Cu & 0.4 g/t Au, within which 4.2m returned 5.5% Cu and 0.56 g/t Au (see press release dated Jan 5th 2005 for details).

In January 2006, the Issuer conducted a series of 3D-Induced Polarization (IP) surveys on the San Fernando, Picale and San Jose targets.   The Picale 3D – IP survey successfully mapped the shallowly dipping magnetite (± copper) manto mineralization.  The anomaly dips to the North and West and covers an area of one kilometre square; it remains open.

Subsequently boreholes 06-PC-04 to -07 were collared to the SE, SW, NW and NE, respectively, of the initial discovery intersection in 05-PC-03 (see figure for collar locations).  In summary, all four boreholes tested the target horizon and significant copper was intersected in boreholes 06-PC-04 and -07.

Borehole 06-PC-05 contains geochemically anomalous copper concentrations and the Delta Manto occurrence, located some 350m to the South, contains some of the most abundant copper oxide mineralization discovered on the property to date and is interpreted to indicate that copper-bearing manto mineralization may extend at least this far South.

In borehole 06-PC-06, the mineralized manto is structurally attenuated by a post-mineral hanging wall fault the extents of which are presently unknown; however, the geophysical model and drill intersections (06-PC-08) together indicate that the target horizon extends to the North and West of the collar location.

In order to test the geophysical model, borehole 06-PC-08 was collared approximately 650m N of 05-PC-03.  It intersected the target horizon within 15m of the predicted target depth and contains several geochemically anomalous intervals.  Similarly, it is worth noting that borehole 05-PC-03 was collared 200m North of 05-PC-02, which contained a broadly similar geochemical response.  Finally, borehole 06-PC-09 was collared toward the leading edge of the outcropping magnetite mineralization and is interpreted to reflect metal zonation within the manto horizon.

Highlights of recent drilling include:

Borehole	From (m)	To (m)	Interval (m)	Grade
05-PC-03	56.4	63	6.6	4% Cu & 0.4 g/t Au
Inc.	58	62.2	4.2	5.54% Cu & 0.56 g/t Au
06-PC-04	25	34.8	9.8	2.77% Cu & 0.21 g/t Au
Inc.	29.5	32	2.5	10.1% Cu & 0.64 g/t Au
06-PC-05	52.5	61.2	8.7	0.4% Cu & 0.03 g/t Au
Inc.	59.8	61.2	1.4	1.77%Cu & 0.13 g/t Au
06-PC-06	89.7	90.8	1.1	2.2% Cu & 0.12 g/t Au (note faulted hanging wall contact)
06-PC-07	66.5	74.4	7.9	2%Cu & 0.19g/t Au
06-PC-08				Geochemically anomalous varying from 1.08 to 2.16m intervals in the 0.3 to 0.8% Cu range
06-PC-09	68	71.5	3.5	0.21%Cu & 0.03g/t Au

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

The initial work program at Picale was designed and implemented by the Issuer.  The Issuer’s consulting geologist, Gary D. Belik, P. Geo., supervised all aspects of the work, including the quality control/quality assurance and data verification program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then security sealed and collected by ALS Chemex Mexico for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples will be forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

March 29, 2006